Exhibit F-1
                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

June ___, 2002

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *

National Grid Group plc (70-__________)

     National Grid Group plc ("National Grid"), located at 15 Marylebone Road, London NW15JD, United Kingdom, a registered holding company under the Act, is seeking authorization relating to the financing of a foreign utility company acquisition. National Grid and Lattice Group plc ("Lattice") have



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agreed to the terms of a merger of equals in which National Grid shareholders will retain their shares in National Grid (to be renamed National Grid Transco plc ("Grid Transco")) and Lattice shareholders will receive for each Lattice share 0.375 Grid Transco shares (the "Merger").

     As of April 19, 2002, Lattice had a market capitalization of approximately $8.8 billion. Lattice, through its subsidiaries, is the owner, operator and developer of the substantial majority of Great Britain's gas transportation and distribution system. Lattice also owns a number of telecommunications interests and unregulated gas and infrastructure service companies. Lattice will certify itself as a foreign utility company ("FUCO") under Section 33 of the 1935 Act prior to the completion of the Merger.

     National Grid seeks an increase in the aggregate amount that it may invest in FUCOs and a corresponding increase in National Grid's authorization to issue and sell securities to finance such FUCO investments. By order dated January 16, 2002, Holding Co. Act Release No. 27490 ("January 2002 Order") the Commission authorized National Grid to invest up to $5.406 billion in FUCOs./1 As of September 30, 2001, National Grid had an aggregate investment, as defined in Rule 53, in FUCOs of approximately $3.092 billion. National Grid's current unused FUCO investment authority is $2.314 billion.

     The Merger will result in the issuance of Grid Transco shares of approximately $8.8 billion/2 and an increase in National Grid's aggregate FUCO investment of the same amount. Consequently, National Grid's aggregate post-

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1 National Grid's request for authorization to invest in exempt wholesale generators ("EWGs") is subject to a reservation of jurisdiction in the Commission's January 2002 Order. National Grid presently has no investments in EWGs and no current intention of making EWG investments.

2 This amount is based on the market capitalization of Lattice as of April 19, 2002, the last trading day before the announcement of the Merger on April 22, 2002.


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Merger FUCO investment would be approximately $11.9 billion./3 Given this level of investment and National Grid's desire to maintain the flexibility to make subsequent FUCO investments, National Grid seeks authorization to issue and sell equity and debt securities and to enter into guarantees up to an aggregate limit of $20 billion through September 30, 2004. The proceeds of such financings could support investments of up to $20 billion in FUCOs.

     Through its wholly-owned indirect subsidiary, The National Grid Company ("NGC"), National Grid's principal business in the UK is the transmission of electricity in England and Wales. NGC owns and operates a transmission system consisting of approximately 4,400 route miles of overhead lines and approximately 600 route miles of underground cable together with substations at some 220 sites. National Grid also has electric utility businesses located in Argentina and Zambia. National Grid is joint owner of Transener SA, the owner and operator of the principal high-voltage electricity system in Argentina. In Zambia, National Grid is joint owner of Copperbelt Energy Corporation, the former Power Division of the Zambia Consolidated Copper Mines. National Grid is engaged in undersea electric transmission interconnector projects in Australia, Norway, the Netherlands and Ireland that are in various stages of development. National Grid also is active internationally in telecommunications. NGC and the other non-US operations of National Grid are held directly or indirectly by National Grid Holdings One plc./4 Its wholly-owned

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3 National Grid's current FUCO investment of $3.092 billion plus the new
Lattice FUCO investment of $8.800 billion.

4 National Grid Holdings One plc was the former top registered holding company in the National Grid group. It was made a subsidiary of current National Grid in connection with the scheme of arrangement that implemented National Grid's merger with Niagara Mohawk Holdings, Inc. See the January 2002 Order. National Grid Holdings One plc has filed an application with the Commission seeking deregistration under Section 5 of the Act. SEC File No. 70-9849, filed February 22, 2002. After it is deregistered it will file Form U-57 to certify itself as a FUCO under the Act.


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subsidiary is National Grid Holdings Limited, a FUCO.

     National Grid's U.S. business is conducted through National Grid USA, an indirect wholly-owned subsidiary of National Grid. National Grid USA owns companies which deliver electricity to approximately 3.2 million customers in New York, Massachusetts, Rhode Island and New Hampshire. These electric public utility companies own and operate approximately 84,000 miles of transmission and distribution lines in New York and New England.

     The National Grid USA group of companies includes five wholly-owned electricity distribution companies: Niagara Mohawk Power Corporation ("Niagara Mohawk"), Massachusetts Electric Company, The Narragansett Electric Company, Granite State Electric Company, and Nantucket Electric Company and four other utility companies:/5 New England Power Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation and New England Hydro-Transmission Electric Company, Inc. The distribution companies focus on delivering electricity to residential, commercial, and industrial customers. The distribution companies operate and maintain distribution power lines and substations; provide metering, billing, and customer services; design and build distribution-related facilities; and provide related products and services including energy efficiency programs for customers. In addition, Niagara Mohawk provides gas utility service to approximately 540,000 customers in New York State. National Grid USA's nonutility subsidiaries are engaged in the construction and leasing of fiber optic telecommunications systems and the provision of consulting services to nonaffiliated utilities in the area of electric utility restructuring and customer choice.

     Lattice is incorporated in England and Wales and is one of the three successor companies to what was formerly British Gas plc. For administrative and regulatory purposes Lattice is subdivided into two subsidiary holding groups:

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5 National Grid Transmission Services Corp. is not a utility company. This company provides non-affiliate companies services such as metering and generator interconnection studies.


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Transco Holdings plc and Lattice Group Holdings Ltd. Transco plc ("Transco"),
Transco Holdings plc's principal subsidiary, is the owner, operator and developer of the substantial majority of Great Britain's gas transportation and distribution system. The gas transportation and distribution business in the U.K. is highly regulated and subject to price regulation by the U.K. Office of Gas and Electricity Markets, the same regulator that controls National Grid's U.K. transmission rates. Transco is ring-fenced for regulatory purposes from the remainder of the Lattice group. The ring-fence is designed to ensure the financial, organizational and managerial independence of Transco, as a regulatory entity. Transco has recently entered a new five year price control period commencing April 1, 2002.

     Transco receives gas from several coastal reception terminals around Great Britain, and transports it to the meters of more than 20 million industrial, commercial and domestic customers. Its network is made up of approximately 6,600 km of high pressure pipeline and approximately 270,000 km of lower pressure pipeline comprising regional transmission and distribution systems. An interconnector to Belgium links Transco's own gas transportation system to continental Europe's high-pressure gas grid. A second interconnector supplies gas to Ireland and Northern Ireland. Transco provides gas transportation and distribution services, but does not sell the commodity gas to the end-use customer. Transco transports gas for over 45 gas shippers.

     Lattice Group Holdings Ltd. has two main business areas: Lattice Enterprises and Telecoms. Unlike Transco, these businesses are not subject to price regulation. Lattice Enterprises consists of a portfolio of businesses which principally provide expert services for infrastructure networks, or address new markets based on the innovative application of Lattice's core capabilities. The Telecoms division principally consists of SST which acquires, builds, leases and manages sites for base stations and radio masts for U.K. telecom operators in support of wireless networks in the U.K. and 186k, a U.K. based telecommunications network operator that provides wholesale connectivity services and Internet Protocol services.


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     The Application states that the Merger will create a leading international energy delivery company with the critical mass and financial strength to capitalize on growth opportunities. It will bring together two groups with proven track records of operating complex energy networks safely and reliably within incentive based regulatory environments. The Application states that the Merger will:

o Allow Grid Transco to use its complementary skills to maximize the creation of shareholder value from existing assets in the U.K. and U.S. through enhanced operating performance and the sharing of best practices;

o Offer an enhanced operational and financial platform for future growth in liberalizing energy markets;

o Generate pre-tax financial benefits that are expected to reach an annualized rate of at least (pound)100 million ($145 million) by the end of the first full financial year following completion of the Merger. These financial benefits are expected to arise principally from the elimination of duplicate head office costs and other central cost savings and from combining the support services provided to the U.K. regulated electricity and gas businesses;

o Generate further savings from the progressive combination of the operations of the two U.K. transmission businesses, sharing best practice between the U.S. and U.K. businesses and further financial synergies;

o Create a combined group with significant balance sheet strength and strong operational cash flows. The merged group will seek to maintain a single A credit rating;

o Enhance earnings per share (pre-exceptional items) in the first full financial year following completion of the Merger; and

o Bring together the complementary mobile tower portfolios of the two groups to create the third largest independent tower business in the U.K. capable of providing broader coverage to mobile operators and well positioned to exploit growth opportunities.

     Standard & Poor's affirmed its single "A" long-term and its "A-1" short-


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term corporate credit ratings on National Grid and its subsidiaries following the announcement of the Merger. Moody's Investors Service has placed National Grid's "A2" long-term issuer and "Prime-1" commercial paper ratings under review for possible downgrade. Moody's did not place the ratings of National Grid's U.S. subsidiaries under review; they were affirmed.

     National Grid requests authorization under Sections 6 and 7 of the Act and Rule 53(c) to finance the Merger and the Grid Transco system after the Merger. National Grid seeks an increase in the aggregate amount that it may invest in FUCOs and a corresponding increase in National Grid's authorization to issue and sell securities to finance such FUCO investments. National Grid seeks authorization to issue and sell equity and debt securities and to enter into guarantees up to an aggregate limit of $20 billion through September 30, 2004. The proceeds of such financings could support investments of up to $20 billion in FUCOs.

     National Grid proposes that the various securities to be issued would be limited as follows, but would not in the aggregate exceed the $20 billion aggregate limit throughout the September 30, 2004 authorization period:

----------------------------------------- -------------------------------------
                  Security                             $ billions
----------------------------------------- -------------------------------------
Equity, including options and warrants/6                  18.0
----------------------------------------- -------------------------------------
Debt                                                      12.0
----------------------------------------- -------------------------------------
Guarantees                                                6.0
----------------------------------------- -------------------------------------

     National Grid states that if the Merger is not consummated, the Commission's authorization of the Application would automatically cease to be of

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6 National Grid currently has outstanding (pound)464
million ($671 million) of 4.25% exchangeable bonds that mature in 2008. The bonds are exchangeable on or prior to February 8, 2008, at the option of the holder, into common stock of National Grid. Should bondholders exchange their bonds prior to maturity, National Grid may issue up to 110 million additional shares of common stock not included in the equity and aggregate limits.


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any effect and National Grid would continue to finance its operations and investments under its prior authorizations.

     National Grid states that the requirements of Rule 53(c) are currently satisfied by National Grid and will continue to be satisfied post-Merger. First, as provided in Rule 53(c)(1), the issuance and sale of securities by National Grid to finance FUCO investments "will not have a substantial adverse impact upon the financial integrity of the registered holding company system." National Grid's capitalization is currently sound and should continue to be sound post-Merger. Its ratio of 31.7% equity to total capitalization is in compliance with the conditions set forth in the January 2002 Order. Grid Transco has a pro forma ratio of equity to total capitalization of 40.4%. National Grid also states that its financial integrity and the soundness of its capital structure is demonstrated by its high credit rating and its sound management and investment practices which are described more fully in the Application.

     National Grid further states that the customers of National Grid's U.S. public utility subsidiary companies will not be adversely impacted by the proposed FUCO investment based on the following:

     (a) All of National Grid's investments in FUCOs will be segregated from the utility subsidiaries. None of the utility subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any FUCO in which National Grid owns any interest. National Grid also commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, a FUCO investment.

     (b) Investments in FUCOs will not have any negative impact on the ability of the utility subsidiaries to fund operations and growth. The utility subsidiaries will continue to have financial facilities in place or access to National Grid financing facilities that will adequately support their operations.

     (c) National Grid will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the utility subsidiaries' employees in connection with providing services to FUCOs. National Grid's FUCOs have


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experienced and extensive staff resources. Management and support for FUCO operations will be largely performed by National Grid Holdings One plc and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged for projects as necessary. National Grid also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the utility subsidiaries.

     (d) National Grid will provide the information required by Form 20-F to permit the Commission to monitor the effect of National Grid's FUCO investments on National Grid's financial condition.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                                    Jonathan G. Katz
                                                    Secretary




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